Exhibit 99.1

Neptune Wellness Extends Mood Ring Product Line with In-Demand Pre-rolls Launching in Ontario and Alberta

Launch marks Neptune's entry into all major cannabis product categories

Additional Mood Ring cannabis products to roll out across Canada this month

LAVAL, QC, Dec. 20, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable, and purpose-driven lifestyle brands, today announced the launch of Mood Ring's new cannabis pre-roll product line in Alberta and Ontario. With the introduction of pre-rolls, Neptune now has an offering for every major cannabis product category in Canada.

"The pre-roll market is booming in Canada, and we're pleased to introduce this in-demand format to our popular Mood Ring product mix," said Michael Cammarata, Chief Executive Officer and President of Neptune. "With sales up almost 200% year over year, pre-rolls have become a top three best-selling product category in Ontario as consumers increasingly seek them out for their accessibility and convenience."

Mood Ring pre-rolls will initially be available in the popular Florida Citrus KushTM strain in 2 x 0.5 gram format, launching in Alberta and Ontario in January.

In addition, Neptune will introduce several new Mood Ring product formats across Canada, including:

  Jack Flash Distillate Applicators across Alberta and Ontario, and Pure Kush Distillate Applicators in Alberta.
  Craft Golden Berry dried flower in Alberta, British Columbia, and Ontario
  High THC Oil in Alberta
  THC/CBD Balanced Oil in Ontario.

"These product launches signify Neptune's emergence as a diversified, high quality cannabis company with a complete offering across the major cannabis forms," added Cammarata. "We continue to execute on our strategy to deliver profitable growth through our cannabis business and we look forward to adding additional branded products to our licensed Canadian footprint over the coming year."

A portion of the proceeds from the sales of Mood Ring products will be donated to the planting of trees through our partnership with One Tree Planted.

For more information, please visit https://moodring.com.

About Neptune Wellness Solutions Inc.
Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2021/20/c0521.html

%CIK: 0001401395

For further information: Media Contact: media@neptunecorp.com; Jessica Adkins, SVP Corporate Communications, Neptune Wellness Solutions, Inc., j.adkins@neptunecorp.com; Investor Contacts: Morry Brown, VP Investor Relations, Neptune Wellness Solutions, Inc., m.brown@neptunecorp.com; Valter Pinto, Managing Director, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 16:15e 20-DEC-21